Exhibit 99.3

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$7,187	$4,629
Accounts receivable	216,786	244,485
Petroleum product inventory	37,261	46,160
Prepaid expenses and other current assets	4,803	7,886
Financial derivative instruments (note 14)	5,314	16,708
	271,351	319,868

Investments and other long term assets	18,733	14,218
Long-term financial derivative instruments (note 14)	-	735
Property, plant and equipment (note 6)	2,025,044	2,480,503
Intangible assets (note 7)	132,478	158,336
Goodwill (note 8)	100,409	100,409
	$2,548,015	$3,074,069
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$221,417	$244,031
Cash distributions payable	13,468	20,088
Current portion of convertible debentures (note 9)	-	24,871
Financial derivative instruments (note 14)	86,441	13,693
	321,326	302,683

Long-term debt - revolving term credit facility (note 9)	264,776	504,685
Long-term debt - convertible debentures (note 9)	240,486	236,123
Asset retirement obligation (note 10)	61,464	59,432
Long-term financial derivative instruments (note 14)	103,403	58,420
Other long-term liabilities (note 12)	12,496	8,572
Future income taxes (note 13)	162,665	267,807

Unitholders’ equity
Unitholders’ contributions (note 11)	2,834,177	2,806,071
Convertible debentures equity component	15,940	17,198
Contributed surplus (note 11)	2,953	1,695
Accumulated other comprehensive loss	-	(2,183)
Accumulated income	337,014	426,034
Accumulated cash distributions	(1,808,685)	(1,612,468)
	1,381,399	1,636,347
	$2,548,015	$3,074,069

* Note: For rounding differences, please add/subtract from AP to get to balance.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board of Directors:

“Signed”	“Signed”

M.H. (Mike) Shaikh, FCA	Thomas W. Buchanan, FCA
Director	Director

Provident Energy 2009 Annual and Fourth Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
	Year ended
	December 31,
	2009	2008
Revenue
Revenue	$1,891,983	$3,147,714
Realized loss on financial derivative instruments	(50,639)	(130,019)
Unrealized (loss) gain on financial derivative instruments	(129,861)	221,468
	1,711,483	3,239,163
Expenses
Cost of goods sold	1,305,191	2,206,427
Production, operating and maintenance	133,969	153,111
Transportation	35,467	37,120
Depletion, depreciation and accretion	312,709	343,315
Goodwill impairment (note 8)	-	416,890
General and administrative (note 12)	68,348	63,281
Strategic review and restructuring (note 16)	12,257	3,632
Interest on bank debt	9,860	36,088
Interest and accretion on convertible debentures	21,957	19,944
Foreign exchange loss (gain) and other	5,289	(20,828)
	1,905,047	3,258,980
Loss from continuing operations before taxes	(193,564)	(19,817)
Capital tax expense	2,313	3,109
Current tax expense (recovery)	237	(4,529)
Future income tax recovery (note 13)	(107,094)	(29,765)
	(104,544)	(31,185)
Net (loss) income from continuing operations	(89,020)	11,368
Net income from discontinued operations (note 17)	-	146,024
Net (loss) income for the year	(89,020)	157,392
Accumulated income, beginning of year	$426,034	$268,642
Accumulated income, end of year	$337,014	$426,034
Net (loss) income from continuing operations per unit
- basic and diluted	$(0.34)	$0.04
Net (loss) income per unit
- basic and diluted	$(0.34)	$0.62

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Provident Energy 2009 Annual and Fourth Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
	Year ended
	December 31,
	2009	2008
Cash provided by operating activities
Net (loss) income for the year from continuing operations	$(89,020)	$11,368
Add (deduct) non-cash items:
Depletion, depreciation and accretion	312,709	343,315
Goodwill impairment (note 8)	-	416,890
Non-cash interest expense and other	4,952	5,291
Non-cash unit based compensation expense (recovery) (note 12)	6,326	(4,117)
Unrealized loss (gain) on financial derivative instruments	129,861	(221,468)
Unrealized foreign exchange loss (gain) and other	4,161	(3,892)
Loss on sale of investment	2,111	-
Future income tax recovery	(107,094)	(29,765)
	264,006	517,622
Site restoration expenditures	(5,399)	(6,381)
Change in non-cash operating working capital	45,641	52,684
Cash provided by operating activities from discontinued operations	-	110,501
	304,248	674,426
Cash used for financing activities
Decrease in long-term debt	(265,245)	(440,244)
Distributions to unitholders	(196,217)	(352,291)
Issue of trust units	28,106	55,510
Change in non-cash financing working capital	(6,620)	(5,028)
Financing activities from discontinued operations	-	(47,511)
	(439,976)	(789,564)
Cash provided by investing activities
Capital expenditures	(127,369)	(246,947)
Acquisitions (note 4)	(18,833)	(25,843)
Proceeds on sale of assets (note 5)	305,720	1,662
Proceeds on sale of discontinued operations, net of tax	-	457,906
Decrease (increase) in investments	625	(792)
Change in non-cash investing working capital	(21,857)	(3,229)
Investing activities from discontinued operations	-	(69,810)
	138,286	112,947
Increase (decrease) in cash and cash equivalents	2,558	(2,191)
Cash and cash equivalents, beginning of year	4,629	6,820
Cash and cash equivalents, end of year	$7,187	$4,629
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$27,826	$63,490
Cash taxes paid	$3,199	$210,132

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Provident Energy 2009 Annual and Fourth Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
	Year ended
	December 31,
	2009	2008

Net (loss) income	$(89,020)	$157,392

Other comprehensive income, net of taxes
Foreign currency translation adjustments	-	10,315
Reclassification adjustment for foreign currency losses
included in net income	-	57,062
Reclassification adjustment of loss on available-for-sale
investment included in net income	2,111	-
Unrealized gain (loss) on available-for-sale investments (net of taxes)	72	(372)
	2,183	67,005
Comprehensive (loss) income	$(86,837)	$224,397
Accumulated other comprehensive loss, beginning of year	(2,183)	(69,188)
Other comprehensive income	2,183	67,005
Accumulated other comprehensive loss, end of year	$-	$(2,183)
Accumulated income, end of year	337,014	426,034
Accumulated cash distributions, end of year	(1,808,685)	(1,612,468)
Retained earnings (deficit), end of year	(1,471,671)	(1,186,434)
Accumulated other comprehensive loss, end of year	-	(2,183)
Total retained earnings (deficit) and accumulated other
comprehensive loss, end of year	$(1,471,671)	$(1,188,617)

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Provident Energy 2009 Annual and Fourth Quarter Results

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)

December 31, 2009

1.	Structure of the Trust

Provident Energy Trust (the “Trust” or “Provident”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time.  The beneficiaries of the Trust are the unitholders.  The Trust was established to hold, directly and indirectly, all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets.  The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by directly and indirectly owned subsidiaries of the Trust. Cash flow is paid to the Trust by way of royalty payments, interest payments, principal debt repayments and dividends or partnership distributions.  The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

i)	Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust, including the consolidated accounts of all wholly and partially owned subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles.  Investments subject to significant influence are accounted for using the equity method.  Certain comparative figures have been reclassified to conform to the current year presentation.

ii)	Financial instruments

All financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet.  Derivatives are measured at fair value with unrealized gains and losses reported in net income.  Investments in equity instruments that are not quoted in an active market are recorded at cost.  Investments in equity instruments that are quoted in an active market are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI.  The Trust’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, cash distributions payable, and long-term debt) are measured at amortized cost using the effective interest rate method.  Transaction costs are included with the associated financial instruments and amortized accordingly.

iii)	Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

iv)	Property, plant & equipment and intangible assets

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities. Costs associated with the acquisition and development of oil and natural gas reserves are capitalized and accumulated in one cost centre as all of the oil and natural gas assets are in Canada.  Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical
Provident Energy 2009 Annual and Fourth Quarter Results

activities, drilling of productive and non-productive wells, and tangible well equipment.  Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more.  All other property, plant and equipment, including midstream assets, are recorded at cost.  Expenditures relating to renewals or betterments that improve the productive capacity or extend the life of property, plant and equipment are capitalized.  Maintenance and repairs are expensed as incurred.  Products required for line-fill and cavern bottoms are presented as part of property, plant and equipment and are stated at the lower of historic cost and net realizable value and are not depreciated.

a)	Depletion, depreciation and accretion

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties.  Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil.  In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the cost of unproved properties.

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years.  Intangible assets are amortized over the estimated useful lives of the assets, which range from 15 months to 15 years.  Capital assets related to pipelines and office equipment are carried at cost and depreciated using the straight-line method over their economic lives.

b)	Impairment

Oil and natural gas assets accounted for using the full cost method are subject to a ceiling test.  The ceiling test calculation is performed by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value.  Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

For Midstream property, plant and equipment, and intangible assets, an impairment loss is recognized when the carrying amount exceeds the fair value.

v)	Joint venture

Provident conducts many of its activities through joint ventures and the accounts reflect only Provident’s proportionate interest in such activities.

vi)	Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on market prices.

vii)	Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment.  To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit.  If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment.  The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill.  Any
Provident Energy 2009 Annual and Fourth Quarter Results

excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.  Goodwill is not amortized.

viii)	Asset retirement obligation

Under the asset retirement obligation (“ARO”) standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined.  When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability.  The asset recorded is depleted over the useful life of the asset.  Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

ix)	Unit based compensation

The Trust uses the fair value method of valuing compensation expense associated with the Trust’s unit option plan.  Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

The Trust has established other unit based compensation plans whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as non-cash unit based compensation (a component of general and administrative expenses).  A portion relating to operational employees at field and plant locations is allocated to operating expense.  The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

x)	Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options.  Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit - diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year.  Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the diluted calculation. The units issued upon conversion are included in the denominator of per unit - basic calculations from the date of issue.

xi)	Income taxes

Provident follows the liability method for calculating income taxes.  Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability.  The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is currently taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for current income taxes has been made in the Trust.

In 2007, the Canadian government enacted Bill C-52, Budget Implementation Act 2007.  This bill contains legislation to tax publicly traded trusts, commencing in 2011.  As a result of this legislation, the Trust records the future income tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

Provident Energy 2009 Annual and Fourth Quarter Results

xi)	Revenue recognition

Revenue associated with the sales of Provident’s natural gas, natural gas liquids (“NGLs”) and crude oil owned by Provident is recognized when title passes from Provident to its customer.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided.  Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

xiii)	Foreign currency translation

The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated using average rates for the period.  Translation gains and losses related to self-sustaining operations are deferred and included as a component of accumulated other comprehensive income.  A proportionate amount of the gain or loss is recognized in net income when there has been a reduction in the net investment.

The accounts of integrated foreign operations are translated using the temporal method, under which monetary assets and liabilities are translated at the period-end exchange rate, other assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except depreciation, depletion and accretion which is translated on the same basis as the related assets.  Translation gains and losses are included in income in the period in which they arise.

xiv)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information.  Actual results could differ from those estimated.  In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, financial derivative instruments, asset retirement obligation, unit based compensation and income taxes.  The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs.  Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns.  By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process.  Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures.  The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.	Changes in accounting policies and practices

       A.    Changes in accounting policies

Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.
Provident Energy 2009 Annual and Fourth Quarter Results

       B.    Recent accounting pronouncements

International Financial Reporting Standards

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances.

Business combinations

In December of 2008, the CICA released Handbook section 1582 “Business Combinations”, which replaces existing guidance under section 1581 “Business Combinations”.  The new standard is intended to converge with International Financial Reporting Standards.  Under section 1582, the purchase price in a business combination is based on the fair value of shares exchanged at the market price on the acquisition date.  Under the existing standard, the purchase price is based on the market price of shares over a reasonable period before and after the date of acquisition is agreed upon and announced.  This new standard also requires that all acquisition costs be expensed as incurred.  Currently, these costs may be capitalized as part of the purchase price.  In addition, the new guidance addresses contingent liabilities, which will be required to be recognized at fair value on acquisition and subsequently remeasured at each reporting period until settled.  Under the current standard, only contingent liabilities that are payable are recognized.  This new section requires that negative goodwill to be recognized in earnings immediately rather than the existing standard of reducing non-current assets in the purchase price allocation.  The new standard applies prospectively to business combinations on or after January 1, 2011 with earlier adoption permitted.  The Trust is currently assessing the impact of the new standard.

4.	Acquisitions

In August of 2009, the Trust purchased an additional 6.15 percent interest in the Sarnia fractionation and storage facility for a cash payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This increased the Trust’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system of the Midstream segment by approximately 7,400 barrels per day.

In 2008, Provident spent $25.8 million acquiring additional working interests in Provident Upstream operating areas.

5.	Sale of assets

On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.7 million and a separate sale of a minor property in the Lloydminster area for $12.8 million.  The proceeds from the sales were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on these transactions.

On November 30, 2009, Provident completed a sale of its oil and natural gas assets in the Lloydminster area for net proceeds of $84.0 million.  The sale proceeds are comprised of $67.0 million in cash and $17.0 million in equity of the acquirer.  The proceeds from the sales were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on this transaction.

Provident Energy 2009 Annual and Fourth Quarter Results

6.	Property, plant and equipment

		Accumulated
		depletion and	Net Book
As at December 31, 2009	Cost	depreciation	value
Oil and natural gas properties	$2,893,330	$1,657,694	$1,235,636
Midstream assets	883,840	113,820	770,020
Office equipment	47,174	27,786	19,388
Total	$3,824,344	$1,799,300	$2,025,044

		Accumulated
		depletion and	Net Book
As at December 31, 2008	Cost	depreciation	value
Oil and natural gas properties	$3,125,360	$1,411,997	$1,713,363
Midstream assets	827,172	87,674	739,498
Office equipment	44,678	17,036	27,642
Total	$3,997,210	$1,516,707	$2,480,503

Costs associated with unproved properties and major development projects excluded from costs subject to depletion as at December 31, 2009 totaled $24.7 million (December 31, 2008 - $93.1 million).  Midstream assets include $43.9 million (2008 - $41.8 million) for products required for line-fill and cavern bottoms.

An impairment test calculation was performed on property, plant and equipment at December 31, 2009 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment.

The following table outlines prices used in the impairment test at December 31, 2009:

	Oil	Gas	NGL
Year	$ /bbl	$ /mcf	$ /bbl
2010	$65.83	$6.04	$56.19
2011	$67.42	$6.78	$59.77
2012	$68.82	$7.20	$63.57
2013	$71.34	$7.53	$67.13
2014	$75.09	$7.91	$71.56
Thereafter (1)	2%	2%	2%
(1) Percentage change represents the increase in each year after 2014 to the end of the reserve life.

7.           Intangible assets
		Accumulated	Net Book
As at December 31, 2009	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	61,862	$121,238
Other intangible assets - Midstream	16,308	5,068	11,240
Total	$199,408	$66,930	$132,478

		Accumulated	Net Book
As at December 31, 2008	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	37,255	$145,845
Other intangible assets - Midstream	16,308	3,817	12,491
Total	$199,408	$41,072	$158,336

In 2009, the Trust recognized an impairment of $12.4 million on a specific Midstream marketing agreement. The Trust had been amortizing the agreement over a 15 year period.  The Trust now expects that it is unlikely

Provident Energy 2009 Annual and Fourth Quarter Results

that the agreement will be renewed beyond March 31, 2011 on the same terms.  In addition, during 2009, the volumes supplied to the Trust under this agreement were reduced as a result of certain property dispositions completed by the third party supplier.  The impairment reflects a revision of the amortization period of this agreement and lower volume expectations for the remainder of the contract.  The impairment was recognized in the statement of operations in depletion, depreciation, and accretion expense.

8.	Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2009 and 2008, the goodwill balance of $100.4 million related entirely to the Provident Midstream reporting unit.  In 2008, it was determined that goodwill relating to the Provident Upstream business unit was impaired and a goodwill impairment of $416.9 million was recorded.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2009, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

The Trust performed its annual goodwill impairment test in the fourth quarter of 2009 and indicated that the fair value of the Midstream reporting unit was in excess of the respective carrying value, therefore no write down of goodwill was required.

9.	Long-term debt

	As at	As at
	December 31, 2009	December 31, 2008
Revolving term credit facility	$264,776	$504,685
Convertible debentures	240,486	260,994
Current portion of convertible debentures	-	(24,871)
	240,486	236,123
Total	$505,262	$740,808

i)	Revolving term credit facility

In 2009, the Trust’s Canadian term credit facility was reduced by $95 million to $1,030 million (2008 - $1,125 million) due to the asset dispositions in the Upstream business unit.  Based on the terms and conditions of the credit facility, Provident has access to $959 million of the total facility.  The borrowing capacity of the term credit facility is re-measured quarterly.  Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2009, $265.0 million was drawn on this facility.

The credit facility is with a syndicate of banks and is secured by the Trust’s Midstream assets and Canadian oil and gas properties.  The terms of the credit facility have a revolving three year period expiring on May 30, 2011.

At December 31, 2009 the effective interest rate of the outstanding credit facility was 1.4 percent (2008 - 3.3 percent).  At December 31, 2009 Provident had $27.2 million in letters of credit outstanding (2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts.
Provident Energy 2009 Annual and Fourth Quarter Results

ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the year ended December 31, 2009, no debentures were converted to trust units at the election of debenture holders (2008 – face value of $0.1 million).  Upon maturity in 2009, the Trust repaid $25.1 million to the holders of its 8.0 percent convertible debentures (2008 - $19.9 million to the holders of 8.75 percent convertible debentures), and the balance of the equity component of the 8.0 percent convertible debentures, amounting to $1.3 million (2008 - $1.0 million, related to the 8.75 percent convertible debentures that matured in 2008), was transferred to contributed surplus.  Included in the carrying value at December 31, 2009 were financing costs of $3.0 million.  At December 31, 2009, the fair value of the convertible debentures approximates the face value of the instruments.  The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	December 31, 2009		December 31, 2008
						Conversion
	Carrying	Face	Carrying	Face		Price per
($000s except conversion pricing)	Value(1)	Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$146,028	$149,980	$143,212	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	94,458	98,999	92,911	98,999	Aug. 31, 2012	13.75
8.0% Convertible Debentures	-	-	24,871	25,109	July 31, 2009	12.00
	$240,486	$248,979	$260,994	$274,088

10.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at the Trust’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $307.0 million (2008 - $348.5 million).  Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be over the next 47 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $195.5 million (2008 - $166.1 million).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.  Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets.  Settlement of these obligations is expected to occur in 28 to 38 years.

	Year ended December 31,
($000s)	2009	2008
Carrying amount, beginning of year	$59,432	$43,886
Acquisitions	875	440
Change in estimate	10,992	15,759
Increase in liabilities incurred during the year	856	1,289
Settlement of liabilities during the year	(5,399)	(6,381)
Decrease in liabilities due to sale of assets	(9,550)	-
Accretion of liability	4,258	4,439
Carrying amount, end of year	$61,464	$59,432

Provident Energy 2009 Annual and Fourth Quarter Results

11.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

Trust units are redeemable at any time on demand by the holders thereof.  Upon receipt of a redemption request by the Trust, the holder is entitled to receive a price per trust unit (the “Market Redemption Price”) equal to the lesser of:  (i) 90 percent of the simple average of the closing price of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and (ii) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are surrendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month.  Total cash payments for redemption are limited to an annual maximum of $250,000.  Any excess over the maximum may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the trust units tendered for redemption.

i)	2009 activity

In 2009, the Trust issued 5.2 million units related to Provident’s DRIP program.  The increase in unitholders’ contributions associated with these activities was $28.1 million.

ii)	2008 activity

In 2008, the Trust issued 6.5 million units related to Provident’s DRIP program, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan.  The increase in unitholders’ contributions associated with these activities was $55.7 million.

		Year ended December 31,
	2009		2008
	Number of	Amount	Number of	Amount
Trust Units	units	(000s)	units	(000s)
Balance at beginning of year	259,087,789	$2,806,071	252,634,773	$2,750,374
Issued pursuant to unit option plan	-	-	191,448	1,790
Issued pursuant to the distribution reinvestment plan	4,913,799	25,732	5,600,810	50,667
To be issued pursuant to the distribution reinvestment plan	335,048	2,374	655,142	3,171
Debenture conversions	-	-	5,616	69
Balance at end of year	264,336,636	$2,834,177	259,087,789	$2,806,071

The basic and diluted per trust unit amounts for 2009 were calculated based on the weighted average number of units outstanding of 261,540,079 (2008 – 255,177,346).

The following table reconciles the movement in the contributed surplus balance.

	Year ended December 31,
	2009	2008
Contributed surplus, beginning of the year	$1,695	$801
Benefit on options exercised charged to
unitholders’ contributions	-	(117)
Transferred from convertible debentures equity
component on maturity (see note 9)	1,258	1,011
Contributed surplus, end of year	$2,953	$1,695

Provident Energy 2009 Annual and Fourth Quarter Results

12.	Unit based compensation

Restricted/Performance units

Certain employees of the Trust are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RTUs vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units.  PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s annualized total unitholder return.

The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At December 31, 2009, $12.2 million (2008 - $9.4 million) is included in accounts payable and accrued liabilities for this plan and $12.5 million (2008 - $8.6 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for RTUs and PTUs.

	Year ended December 31,
	2009	2008
Cash general and administrative	$8,213	$8,287
Non-cash unit based compensation
(included in general and administrative)	6,326	(4,117)
Strategic review and restructuring expenses (note 16)	3,254	-
Production, operating and maintenance expense	607	266
	$18,400	$4,436

The following table provides a continuity of the Trust’s RTU and PTU plans:
	RTUs	PTUs
Opening balance January 1, 2008	849,672	2,478,037
Grants	559,301	1,092,697
Reinvested through notional distributions	144,838	423,750
Exercised	(374,474)	(551,062)
Cancelled	(39,502)	(43,092)
Ending balance December 31, 2008	1,139,835	3,400,330
Grants	911,263	1,813,312
Reinvested through notional distributions	218,283	569,119
Exercised	(530,556)	(1,602,482)
Cancelled	(162,702)	(221,157)
Ending balance December 31, 2009	1,576,123	3,959,122

At December 31, 2009, all RTUs and PTUs have been valued at market prices.

Provident Energy 2009 Annual and Fourth Quarter Results

13.	Income taxes

The future income tax liability is comprised of the following:

The future income tax liability is comprised of the following:
	Year ended December 31,
	2009	2008
Property, plant and equipment in excess of tax value	$343,095	$378,663
Asset retirement obligation	(15,502)	(16,863)
Financial derivative instruments	(55,240)	(15,123)
Non-capital losses	(105,811)	(68,414)
Capital losses	(49,114)	(46,544)
Other	(15,863)	(22,294)
Valuation allowance	61,100	58,382
	$162,665	$267,807

The Trust’s valuation allowance applies to capital losses and other temporary differences that reduce the amount recorded to the expected amount to be realized.

The amount and timing of reversals of temporary differences depends on the Trust’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy.  A significant change in any of the preceding assumptions could materially affect the Trust’s estimate of the future tax liability.

The income tax provision differs from the expected amount calculated by applying the Trust’s combined federal and provincial/state income tax rate of 29.51 percent (2008 – 30.96 percent) as follows:

	Year ended December 31,
	2009	2008
Expected income tax recovery, from continuing operations	$(57,121)	$(6,135)
Increase (decrease) resulting from:
Goodwill impairment (permanent difference)	-	124,992
Income of the Trust and other	(50,237)	(142,169)
Capital taxes	2,313	3,109
Witholding tax	1,172	(498)
Income tax rate differences	(671)	(10,484)
Income tax recovery, from continuing operations	$(104,544)	$(31,185)

14.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group.  The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. The purchase of put option contracts effectively create a floor price for the commodity, while allowing for full participation if prices increase.  The purchase of call options allow for a commodity to be purchased at a fixed price at the option of the contract holder.  Costless collars are contracts that provide a floor and a ceiling price and allowing participation within a set range.  Participating swaps are contracts that provide a floor and also
Provident Energy 2009 Annual and Fourth Quarter Results

provide a ceiling for a certain percentage of the volume of the contract.  Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts.  Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident’s commodity price risk management program utilizes derivative instruments to provide for protection against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  Provident may also use derivative instruments to protect acquisition economics.  The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic.  The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Provident’s financial derivative instruments are the only financial instrument carried at fair value as at December 31, 2009 and are Level 2 instruments.  The fair values of financial derivative instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates.  All of Provident’s financial derivative instruments are executed in liquid markets.

Provident has also reflected management’s assessment of nonperformance risk, including credit risk, into the fair value measurement. In evaluating the credit risk component of nonperformance risk, Provident has considered prevailing market credit spreads.
Provident Energy 2009 Annual and Fourth Quarter Results

					Total
	Held for	Available	Loans and	Other	Carrying
As at December 31, 2009	Trading	for Sale	Receivables	Liabilities	Value

Assets
Cash and cash equivalents	$7,187	$-	$-	$-	$7,187
Accounts receivable	-	-	216,786	-	216,786
Financial derivative instruments
- current assets	5,314	-	-	-	5,314
Investments and other long-term assets	-	18,733	-	-	18,733
	$12,501	$18,733	$216,786	$-	$248,020

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$221,417	$221,417
Cash distributions payable	-	-	-	13,468	13,468
Financial derivative instruments
- current liabilities	86,441	-	-	-	86,441
Long-term debt - revolving term credit facilities	-	-	-	264,776	264,776
Long-term debt - convertible debentures	-	-	-	240,486	240,486
Financial derivative instruments
- long -term liabilities	103,403	-	-	-	103,403
Other long-term liabilities	-	-	-	12,496	12,496
	$189,844	$-	$-	$752,643	$942,487

Except as disclosed in note 9 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at December 31, 2009.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	December 31,	December 31,
($000s)	2009	2008
Provident Upstream
Crude Oil	$826	$(12,521)
Natural Gas	1,545	(3,285)
Provident Midstream	181,890	70,476
Corporate	269	-
Total	$184,530	$54,670

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a)      Price risk

Commodity Price Risk Management Program

The decisions to enter into financial derivative positions and to execute the risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

Provident Energy 2009 Annual and Fourth Quarter Results

Upstream

Provident’s risk management program employs derivative instruments, such as puts and participating swaps, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold.  These instruments may enable Provident to retain various levels of participation to the extent oil and gas prices rise.

The major identified risks for the Upstream business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

Midstream

Commodity price volatility and market location differentials also affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spread ratios.  Frac spread ratio is the ratio between crude oil prices and natural gas prices.  There is also a differential between NGL product prices (propane, butane and condensate) and crude oil prices.

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment.  For the longer-term, Provident uses crude oil contracts in place of NGLs.  Provident may replace these contracts with NGL product contracts as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately four years into the future.

b)	Currency risk

Provident’s oil, natural gas and NGL sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate.  Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency.  As well, Provident uses derivative instruments to manage the U.S. cash requirements of its business lines.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows.  Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price.  Provident may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

c)	Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at December 31, 2009, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $1.3 million.  The Trust has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long term debt.  The contracts settle against Canadian Bankers Acceptance CDOR rates.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized gain (loss) on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.
Provident Energy 2009 Annual and Fourth Quarter Results

($ 000s)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(259)	$490
Natural Gas	(AECO +/- $1.00 per gj)	(1,326)	2,915
Foreign exchange	(FX rate +/- $0.01)	(202)	203

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	$(74,887)	$75,054
Natural Gas	(AECO +/- $1.00 per gj)	46,731	(46,565)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,488)	1,487
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(1,386)	1,385
Inventory, margin and other
Crude Oil	(WTI +/- $10.00 per bbl)	(4,389)	4,388
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	2,633	(2,632)
Electricity	(AESO +/- $5.00 per MW/h	437	(437)

Corporate
Interest Rate	(Rate +/- 50 basis points)	$1,765	$(1,765)

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they come due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 15.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at December 31, 2009		Payment due by period
		Less than
($000s)	Total	1 year	1 to 3 years	3 to 5 years
Accounts payable and accrued liabilities	$221,417	$221,417	$-	$-
Cash distributions payable	13,468	13,468	-	-
Financial derivative instruments - current	86,441	86,441	-	-
Long-term debt - revolving term credit facilities (1) (2)	270,256	3,710	266,546	-
Long-term debt - convertible debentures (2)	279,138	16,184	262,954	-
Long-term financial derivative instruments	103,403	-	101,578	1,825
Other long-term liabilities	12,496	-	12,496	-
Total	$986,619	$341,220	$643,574	$1,825
(1)	The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2)	Includes associated interest and principal payments.

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident.  This review determines an approved credit limit.  Activities undertaken include regular monitoring of counterparty exposures to approved credit limits, financial review of all active counterparties, utilizing master netting arrangements and International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  Financial assurances include guarantees, letters of credit and cash.  In addition, Provident has a diversified base of creditors.

Provident Energy 2009 Annual and Fourth Quarter Results

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Settlement of financial derivative contracts

The following table summarizes the impact of financial derivative contracts settled during the years ended December 31, 2009 and 2008 that are included in realized loss on financial derivative instruments.

		Year ended December 31,
Realized gain (loss) on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$8,052	0.8	$(11,113)	1.6
Natural gas	8,336	6.1	11	10.9

Provident Midstream
Crude Oil	29,007	4.1	(135,602)	4.2
Natural gas	(95,188)	23.0	(16,978)	26.8
NGL's (includes propane, butane)	5,072	0.8	25,902	2.3
Foreign Exchange	(3,505)	-	5,387	-
Electricity	(1,276)	-	2,374	-

Corporate
Interest Rate (2)	(1,137)	-	-	-

Realized loss on financial derivative instruments	$(50,639)	-	$(130,019)
(1)
T he above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2)	Realized gains and losses on corporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

In addition, the Trust recorded a loss of $0.2 million (2008 - $26.8 million gain) on corporate foreign exchange contracts.  The amounts are included in foreign exchange loss (gain) and other on the consolidated statement of operations and are allocated to the reporting segments.

The contracts in place at December 31, 2009 are summarized in the following tables:

Provident Upstream
	Volume
Year Product	(Buy)/Sell		Terms	Effective Period

2010 Natural Gas	13,359	Gjpd	Puts Cdn $4.79 per gj (3)	January 1 - December 31
	5,000	Gjpd	Participating Swap Cdn $4.50 per gj (Average Participation 75% above the floor price)	April 1 - October 31
Crude Oil	1,200	Bpd	Puts US $60.00 per bbl (5)	January 1 - December 31
Foreign Exchange			Sell US $1,691,667 per month @ 1.115 (14)	January 1 - December 31

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Midstream
Volume
Year Product		(Buy)/Sell		Terms	Effective Period
2010	Crude Oil	(1,588)	Bpd	US $77.75 per bbl (11)	January 1 - March 31
		6,272	Bpd	Cdn $73.19 per bbl	January 1 - December 31
		500	Bpd	US $66.65 per bbl	January 1 - December 31
		1,000	Bpd	US $71.97 per bbl (13)	January 1 - December 31
		1,750	Bpd	Costless Collar US $61.63 floor, US $66.56 ceiling	January 1 - December 31
		462	Bpd	Participating Swap Cdn $76.98 per bbl (Average Participation 37% above the floor price)	January 1 - December 31
		857	Bpd	Participating Swap US $74.88 per bbl (Average Participation 48% above the floor price)	January 1 - December 31
	Natural Gas	(48,315)	Gjpd	Cdn $7.77 per gj	January 1 - December 31
		(5,756)	Gjpd	Participating Swap Cdn $7.77 per gj (Average Participation 28% below the ceiling price)	January 1 - December 31
	Propane	875	Bpd	US $0.75 per gallon (7)	January 1 - March 31
		1,683	Bpd	US $1.076 per gallon (6) (11)	January 1 - March 31
		1,695	Bpd	US $1.155 per gallon (6) (12)	January 1 - February 28
	Natural Gasoline	(1,000)	Bpd	US $1.41 per gallon (9) (13)	January 1 - December 31
	Normal Butane	(1,500)	Bpd	US $0.76 per gallon (8) (13)	January 1 - March 31
		833	Bpd	US $1.353 per gallon (8) (11)	January 1 - March 31
	Electricity	(10)	MW/hpd	Cdn $47.475 per MW/h (10)	January 1 - December 31
	Foreign Exchange			Sell US $826,875 per month @ 1.1578 (14)	January 1 - March 31
				Sell US $4,773,059 per month @ 1.1110 (14)	January 1 - December 31
				Sell US $582,821 per month @ 1.0159 (14)	January 1 - August 31
				Sell US $1,420,921 per month @ 0.9781 (14)	July 1 - August 31
				Sell US $587,903 per month @ 1.0165 (14)	July 1 - November 30
				Sell US $2,254,103 per month @ 0.9578 (14)	September 1 - October 31
				Sell US $2,394,058 per month @ 1.0154 (14)	September 1 - November 30
				Sell US $629,673 per month @ 1.0165 (14)	November 1 - December 31

2011	Crude Oil	5,534	Bpd	Cdn $71.73 per bbl	January 1 - December 31
		1,005	Bpd	Costless Collar US $60.64 floor, US $73.45 ceiling	January 1 - September 30
		416	Bpd	Participating Swap Cdn $84.38 per bbl (Average Participation 25% above the floor price)	October 1 - December 31
		250	Bpd	Participating Swap US $63.00 per bbl (Average Participation 64% above the floor price)	January 1 - December 31
	Natural Gas	(41,747)	Gjpd	Cdn $7.32 per gj	January 1 - December 31
		(2,337)	Gjpd	Participating Swap Cdn $8.28 per gj (Average Participation 25% below the ceiling price)	October 1 - December 31
	Foreign Exchange			Sell US $479,063 per month @ 0.9725 (14)	January 1 - December 31
				Sell US $980,417 per month @ 1.0805 (14)	January 1 - June 30
				Sell US $3,588,000 per month @ 1.0918 (14)	July 1 - September 30

2012	Crude Oil	3,637	Bpd	Cdn $72.57 per bbl	January 1 - December 31
		1,445	Bpd	Participating Swap Cdn $85.19 per bbl (Average Participation 27% above the floor price)	February 1 - December 31
		1,352	Bpd	Participating Swap US $72.22 per bbl (Average Participation 51% above the floor price)	March 1 - December 31
	Natural Gas	(25,717)	Gjpd	Cdn $7.24 per gj	January 1 - December 31
		(9,578)	Gjpd	Participating Swap Cdn $8.55 per gj (Average Participation 28% below the ceiling price)	February 1 - December 31
	Foreign Exchange			Sell US $2,016,783 per month @ 1.0119 (14)	March 1 - March 31
				Sell US $1,041,721 per month @ 0.9413 (14)	April 1 - October 31
				Sell US $681,260 per month @ 0.9850 (14)	May 1 - October 31
				Sell US $1,437,986 per month @ 0.9659 (14)	July 1 - December 31
				Sell US $1,634,227 per month @ 0.9829 (14)	October 1 - December 31
				Sell US $1,420,538 per month @ 0.9995 (14)	November 1 - December 31

2013	Crude Oil	250	Bpd	Cdn $75.32 per bbl	January 1 - January 31
		1,250	Bpd	Participating Swap Cdn $84.90 per bbl (Average Participation 25% above the floor price)	January 1 - March 31
		758	Bpd	Participating Swap US $85.62 per bbl (Average Participation 30% above the floor price)	January 1 - March 31
	Natural Gas	(7,025)	Gjpd	Cdn $7.19 per gj	January 1 - January 31
		(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,651,990 per month @ 0.9829 (14)	January 1 - January 31
				Sell US $1,397,250 per month @ 0.9995 (14)	January 1 - March 31

Provident Energy 2009 Annual and Fourth Quarter Results

Corporate
	Volume
Year Product	(Buy)/Sell		Terms	Effective Period
Interest Rate	$200,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1885% (15)	Jan 1 2010 - May 31 2011
	$50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1950% (16)	Jan 1 2010 - May 31 2011
(1)	T he above table represents a number of transactions entered into over an extended period of time.
(2)	Natural gas contracts are settled against AECO monthly index.
(3)	Natural gas put options provide a "floor" price for the gas quantities contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(4)	Crude Oil contracts are settled against NYMEX WT I calendar average.
(5)	Crude oil put options provide a "floor" price for the oil quantities contracted. Floor price is strike less premium. P rovident receives market price above the "floor".
(6)	Propane contracts are settled against Belvieu C3 T ET .
(7)	Propane contracts are settled against Conway In-Well C3.
(8)	Normal Butane contracts are settled against Belvieu NC4 NON-T ET .
(9)	Natural Gasoline contracts are settled against Belevieu NON-T ET Natural Gasoline.
(10)	Electricity contracts are settled against the hourly price of electricity as published by the AESO in $/MWh.
(11)	Conversion of Crude Oil BT U contracts to liquids.
(12)	Midstream inventory price stabilization contracts.
(13)	Midstream buy/sell contracts.
(14)
US Dollar forward contracts are settled against the Bank of Canada noon rate average. Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the hedged commodity.

(15)	Interest rate forward contract settles quarterly against 1M CAD BA CDOR interest rate.
(16)	Interest rate forward contract settles quarterly against 3M CAD BA CDOR interest rate.

15.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity.  Net debt is comprised of long-term debt and working capital surplus, excluding balances for the current portion of financial derivative instruments.  The balance of these items at December 31, 2009 and December 31, 2008 were as follows:

	As at	As at
	December 31,	December 31,
($000s)	2009	2008
Working capital surplus (1)	$(31,152)	$(39,041)
Long-term debt (including current portion)	505,262	765,679
Net debt	474,110	726,638
Unitholders' equity	1,381,399	1,636,347
Total capitalization	$1,855,509	$2,362,985

Net debt to total capitalization	26%	31%
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to unitholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and the Trust’s planned requirements.  Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011.  The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006.  These rules limit the amount of Unitholders’ capital that can be issued by

Provident Energy 2009 Annual and Fourth Quarter Results

the Trust in 2010.  If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.  The Trust has $2.2 billion remaining under these safe harbour limits for normal growth capital allowed in 2010.

16.	Strategic review and restructuring expenses

In February, 2008 the Trust announced a strategic review process to evaluate all of Provident’s business segments.  During the review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process (see note 17).  In 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses and identified certain non-strategic assets for divestiture (see notes 5 and 19).  The reorganization and divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million (2008 - $3.6 million).  The costs are comprised primarily of severance, consulting and legal costs.

17.	Discontinued operations (USOGP)

Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of the USOGP business.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP.  The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.   In February of 2010, Provident agreed to settle all existing litigation with Quicksilver.  The cost of settlement is covered by insurance.

The following table shows information about net income from USOGP.

The following table shows information about net income from USOGP.
Net income from discontinued operations	Year ended December 31,
Canadian dollars (000's)	2009	2008
Revenue	$-	$303,146
Loss from discontinued operations before taxes, non-controlling
interests and impact of sale of discontinued operations	-	(237,233)
Gain on sale of discontinued operations	-	263,618
Foreign exchange loss related to sale of discontinued operations	-	(57,062)
Current tax expense	-	(178,708)
Future income tax recovery	-	151,975
Non-controlling interests	-	203,434
Net income from discontinued operations	$-	$146,024

18.	Commitments

Provident has entered into operating leases for offices that extend through June 2022.  In relation to the Midstream segment, Provident is committed to minimum lease payments under the terms of various tank car leases for five years.  Additionally, under an arrangement to use a third party interest in the Younger Plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.
Provident Energy 2009 Annual and Fourth Quarter Results

Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, 2009		Payment due by period
		Less than
($ millions)	Total	1 year	1 to 3 years	3 to 5 years
Operating Leases
Office leases	$29.7	$5.9	$11.5	$12.3
Rail tank cars	22.0	8.3	11.1	2.6
Younger plant	18.1	3.9	7.4	6.8
Total	$69.8	$18.1	$30.0	$21.7

19.	Subsequent event

Upstream asset disposition

On March 1, 2010, the Trust closed its previously announced sale of oil and natural gas assets in West Central Alberta for cash consideration of $177 million, after closing adjustments.  The transaction had an effective date of October 1, 2009.  The proceeds from the sale will be credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss will be recognized on this transaction.  On closing, Provident’s Canadian term credit facility and Provident’s access to the total facility were reduced by $50 million to $980 million and $909 million respectively.

20.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading, storage and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the Upstream business segment and in Canada and the USA in the Midstream business.

Provident Energy 2009 Annual and Fourth Quarter Results

	Year ended December 31, 2009
	Provident	Provident
	Upstream	Midstream (1)	Total
Revenue
Gross production revenue	$303,067	$-	$303,067
Royalties	(41,575)	-	(41,575)
Product sales and service revenue	-	1,630,491	1,630,491
Realized gain (loss) on financial derivative instruments	16,104	(66,743)	(50,639)
	277,596	1,563,748	1,841,344

Expenses
Cost of goods sold	-	1,305,191	1,305,191
Production, operating and maintenance	119,437	14,532	133,969
Transportation	11,482	23,985	35,467
Foreign exchange loss (gain) and other	(674)	1,802	1,128
General and administrative	30,725	31,297	62,022
Strategic review and restructuring	7,633	4,624	12,257
	168,603	1,381,431	1,550,034
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	108,993	182,317	291,310
Other revenue
Unrealized (loss) gain on financial derivative instruments	(18,251)	(111,610)	(129,861)

Other expenses
Depletion, depreciation and accretion	259,545	53,164	312,709
Goodwill impairment	-	-	-
Interest on bank debt	2,465	7,395	9,860
Interest and accretion on convertible debentures	5,489	16,468	21,957
Unrealized foreign exchange loss (gain) and other	66	4,095	4,161
Non-cash unit based compensation expense (recovery)	3,101	3,225	6,326
Capital tax expense	2,313	-	2,313
Current tax expense (recovery)	12	225	237
Future income tax (recovery) expense	(71,682)	(35,412)	(107,094)
	201,309	49,160	250,469
Net (loss) income for the year	$(110,567)	$21,547	$(89,020)

Provident Energy 2009 Annual and Fourth Quarter Results

	As at and for the year ended December 31, 2009
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,248,238	$776,806	$2,025,044
Intangible assets	-	132,478	132,478
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	90,737	36,632	127,369
Acquisitions	333	18,500	18,833
Cash proceeds on sale of assets	305,720	-	305,720
Working capital
Accounts receivable	37,582	179,204	216,786
Petroleum product inventory	-	37,261	37,261
Accounts payable and accrued liabilities	71,078	150,339	221,417
Long-term debt - revolving term credit facilities	66,194	198,582	264,776
Long-term debt - convertible debentures	60,121	180,365	240,486
Asset retirement obligation	42,264	19,200	61,464
Financial derivative instruments liability	$2,438	$182,092	$184,530

Provident Energy 2009 Annual and Fourth Quarter Results

	Year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream (1)	Total

Revenue
Gross production revenue	$681,336	$-	$681,336
Royalties	(123,140)	-	(123,140)
Product sales and service revenue	-	2,589,518	2,589,518
Realized gain (loss) on financial derivative instruments	(11,102)	(118,917)	(130,019)
	547,094	2,470,601	3,017,695

Expenses
Cost of goods sold	-	2,206,427	2,206,427
Production, operating and maintenance	138,173	14,938	153,111
Transportation	16,320	20,800	37,120
Foreign exchange loss (gain) and other	2,917	(19,853)	(16,936)
General and administrative	34,242	33,845	68,087
Strategic review and restructuring	1,949	1,683	3,632
	193,601	2,257,840	2,451,441

Earnings before interest, taxes, depletion, depreciation, accretion and
other non-cash items	353,493	212,761	566,254
Other revenue
Unrealized (loss) gain on financial derivative instruments	30,230	191,238	221,468

Other expenses
Depletion, depreciation and accretion	304,909	38,406	343,315
Goodwill impairment	416,890	-	416,890
Interest on bank debt	9,022	27,066	36,088
Interest and accretion on convertible debentures	4,986	14,958	19,944
Unrealized foreign exchange loss (gain) and other	4,296	(8,188)	(3,892)
Non-cash unit based compensation expense (recovery)	(2,199)	(1,918)	(4,117)
Management charge - discontinued operations	(689)	-	(689)
Capital tax expense	3,109	-	3,109
Current tax expense (recovery)	(212)	(4,317)	(4,529)
Future income tax (recovery) expense	(50,339)	20,574	(29,765)
	689,773	86,581	776,354
Net (loss) income for the year from continuing operations	$(306,050)	$317,418	$11,368
Net income from discontinued operations (note 17)			146,024
Net income for the year			$157,392
(1) Included in the Midstream segment is product sales and service revenue of $307.9 million associated with U.S. operations.

Provident Energy 2009 Annual and Fourth Quarter Results

	As at and for the year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,731,331	$749,172	$2,480,503
Intangible assets	-	158,336	158,336
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	209,147	37,800	246,947
Acquisitions	25,843	-	25,843
Cash proceeds on sale of assets	1,662	-	1,662
Goodwill impairment	(416,890)	-	(416,890)
Working capital
Accounts receivable	60,839	183,646	244,485
Petroleum product inventory	-	46,160	46,160
Accounts payable and accrued liabilities	114,152	129,879	244,031
Long-term debt - revolving term credit facilities	126,171	378,514	504,685
Long-term debt - convertible debentures	59,031	177,092	236,123
Asset retirement obligation	43,651	15,781	59,432
Financial derivative instruments (asset) liability	$(15,806)	$70,476	$54,670

Provident Energy 2009 Annual and Fourth Quarter Results

21.	Reconciliation of financial statements to United States
generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Any differences in accounting principles to U.S. GAAP as they pertain to the accompanying financial statements are not material except as described below.  All adjustments are measurement differences.  Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ended December 31, (Cdn $000s)	2009	2008
Net (loss) income as reported	$(89,020)	$157,392
Adjustments
Depletion, depreciation and accretion (a)	173,581	79,558
Depletion, depreciation and accretion - ceiling test impairment (a)	-	(813,983)
Goodwill impairment (g)	-	416,890
Future income tax (expense) recovery (a) (b)	(54,706)	180,161
Gain on sale of discontinued operations	-	(8,983)
Other adjustments to net income from discontinued operations	-	2,976
Net income – U.S. GAAP	$29,855	$14,011
Other comprehensive income	2,183	67,005
Comprehensive income	32,038	81,016
Net income (loss) from continuing operations per unit - basic and diluted	$0.11	$(0.49)
Net income per unit - basic and diluted	$0.11	$0.05

Conde nsed Consolidate d Balance She et
As at December 31, (Cdn$ 000s)	2009		2008
	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
Assets
Deferred financing charges (e)	$-	$2,956	$-	$4,921
Property, plant and equipment (a)	2,025,044	916,683	2,480,503	1,198,561
Goodwill (g)	100,409	517,299	100,409	517,299
Liabilities and unitholders’ equity
Current portion of convertible debentures (d) (e)	-	-	24,871	24,934
Long-term debt - revolving term credit facilities (e)	264,776	264,776	504,685	504,912
Long-term debt - convertible debentures (d) (e)	240,486	243,442	236,123	240,754
Future income tax liability (asset) (a) (b)	162,665	(119,168)	267,807	(68,733)
Units subject to redemption (f)	-	1,855,405	-	1,381,352
Unitholders' equity (f) (g)	1,381,399	(883,644)	1,636,347	(273,517)

(a)
Under the Canadian cost recovery ceiling test the recoverability of the oil and natural gas assets is tested by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows expected using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.  Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent.  For 2009, prices used in the U.S. GAAP ceiling tests are those that represent an average of the prices on the first day of each month in the calendar year.  For 2008, prices used in the U.S. GAAP ceiling test were those in effect at the end of 2008.  The amounts recorded

Provident Energy 2009 Annual and Fourth Quarter Results

for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded no additional depletion in 2009 (2008 – $814.0 million) and no additional future income tax recovery (2008 - $214.3 million) as a result of the application of the ceiling test.

(b)
The Canadian liability method of accounting for income taxes in CICA handbook Section 3465 “Income taxes” is similar to the requirements for U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns.  Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.  In addition, U.S. GAAP uses a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  U.S. GAAP also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies

(c)
The consolidated statements of cash flows and operations and accumulated income are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for that U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold.  This disclosure has not been noted on the face of the consolidated statement of operations.

(d)
In 2009, the FASB issued FSP APB-14-1 that altered the way convertible debentures should be accounted for under U.S. GAAP.  The impact to Provident is that the balances recorded for long term debt – convertible debentures and unitholder’s equity no longer have a difference when compared to Canadian GAAP.  These changes were retroactive, therefore the comparative 2008 figures have been adjusted.

(e)	U.S. GAAP requires debt issue costs to be recorded as deferred charges. Under Canadian GAAP, these costs are recorded against long-term debt.

(f)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value.  Changes in redemption value in the period (2009 - $445.9 million increase; 2008 - $982.6 million decrease) are recorded to accumulated earnings.  Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity.  The Trust’s units have a redemption feature, which qualify them to be considered under this guidance.

(g)
Under both Canadian and U.S. GAAP, goodwill is tested for impairment at least annually.  Both GAAP’s require that the fair value of the reporting unit be determined and compared to the book value of the reporting unit.  Under Canadian GAAP, this resulted in no impairment being recorded (2008 - $416.9 million).  Under U.S. GAAP the book value of the reporting unit was lower than the Canadian GAAP book value, primarily due to ceiling test impairments.  Using the lower book value under U.S. GAAP results in no goodwill impairment in both periods.

Recent U.S. Accounting Pronouncements

Non-controlling interests in consolidated financial statements

As of January 1, 2009 Provident adopted ASC 810-10.  ASC 810-10 requires the non-controlling ownership interests in subsidiaries held by parties other than the parent be clearly presented in the consolidated balance sheet within equity, but separate from the parent’s equity and the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement
Provident Energy 2009 Annual and Fourth Quarter Results

of operations. Changes in the parent’s ownership interest should be accounted for consistently as equity transactions. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be initially recorded at fair value and the gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment..  The adoption of this statement has not had a material impact on the Trust’s financial statements.

Oil and gas reporting disclosure

During 2008, the United States Securities and Exchange Commission adopted revisions to its oil and gas reporting disclosures contained in Regulation S-K and Regulation S-X.  These revisions change the price basis for calculating reserves from a single-day, year-end price to a monthly average price based on the first day of each month.  These revisions have impacted the reserves in the Trust’s accounting for depletion and its calculation of the ceiling test under U.S. GAAP.

Provident Energy 2009 Annual and Fourth Quarter Results